Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036

September 28, 2005

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549
Attention: Mr. Geoffrey Ossias

Re:	WebMD Health Corp.
Amendment No. 6 to Registration Statement on Form S-1
(File No. 333-124832)

Dear Mr. Ossias

You have asked that we provide this letter to you in connection with certain changes made in the prospectus for the above-referenced offering, including, without limitation, the increase in the price range for the shares of Class A Common Stock of WebMD Health Corp. being offered. This letter will confirm that Morgan Stanley & Co. Incorporated has, and has been informed by Citigroup Global Markets Inc.; Goldman, Sachs & Co.; and Bear, Stearns & Co. Inc., that each of them has orally advised their sales forces and all prospective purchasers of shares of the change in price range and corresponding changes in the disclosure in the prospectus as a result of such changes.

Very truly yours,

Morgan Stanley & Co. Incorporated

By:	/s/ John Tyree
Name: John Tyree
Title Executive Director